Mail Stop 6010                                                      January 9, 2008

Mr. Stanley Wong
Chief Executive Officer
China Biologic Products, Inc.
No. 14 East Hushan Road
Taian City, Shandong
People's Republic of China 271000

> **Re:     China Biologic Products, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed December 28, 2007**
> **File No. 333-145877**

Dear Mr. Wong:

        We have reviewed your filing and have the following comments.  Where
indicated, we think you should revise your document in response to these comments.  If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure.  After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 12

Our 2007 actual financial performance could vary from the performance thresholds…,
page 18

1. We note your response to our prior comment 11.  Please revise this risk factor to
   briefly describe the items that may be excluded in calculating after-tax net income
   for purposes of the escrow agreement.

Executive Compensation, page 68

2.  Please revise your executive compensation disclosure to include compensation for the year ended December 31, 2007.


\*       \*       \*       \*       \*


As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

c:    Louis A. Bevilacqua, Esq.
      Thomas M. Shoesmith, Esq.
      Joseph R. Tiano, Jr., Esq.
      Thelen Reid Brown Raysman & Steiner LLP
      701 8th Street, N.W., Washington, D.C. 20001